EXHIBIT 99.1

AMARC TO PRESENT AT THE 2023 KINVESTOR DAYS VIRTUAL CONFERENCE MINING DAY

September 14, 2023 – Vancouver, British Columbia – Amarc Resources Ltd. (TSXV: AHR; OTCQB: AXREF) (Amarc or the “Company”), is pleased to announce that Amarc President & CEO Dr. Diane Nicolson is scheduled to present at the 2023 Kinvestor Days Virtual Conference on September 19, 2023 at 8:00 am PT (11:00 am ET). Registration details are provided below.

Amarc holds 100% interest in the expansive JOY, DUKE and IKE Cu-Au Districts in British Columbia: each district  hosts one or more known porphyry copper deposits and a pipeline of high-potential deposit targets. Major partners are earning in, funding non-share dilutive exploration at JOY and DUKE.

It’s been a busy year for Amarc as both the JOY and DUKE Cu-Au Districts have been actively explored and advanced over the past nine months.

Following comprehensive drilling and surface exploration programs in 2021 and 2022 at the JOY Cu-Au District, an extensive program has taken place at JOY in 2023 that includes airborne geophysics and ground geological, geophysical and geochemical surveys to refine targets for 2024 drilling.

At the DUKE Cu-Au District, more than 11,000 metres of drilling has been completed in late 2022-early 2023, expanding the DUKE deposit.  Since that time, extensive airborne geophysics and ground geological, geophysical and geochemical surveys have been underway to refine targets across the DUKE District for early 2024 drill testing.

To hear more, register for free today and reserve your spot.

Presentation Details:

Date: September 19, 2023

Presentation Time: 8:00 am PT / 11:00 am ET

Presenter: Dr. Diane Nicolson, President & CEO

Register now at https://us06web.zoom.us/webinar/register/1916911734480/WN_T-UkYKxYR66v8mUFoVsxGw

About Kinvestor Virtual Conferences

At Kinvestor, we create powerful opportunities for investors to connect with both established and up-and-coming public companies in the mining, technology, and energy sectors on a free to join virtual platform. Kinvestor Virtual Conferences are powered by Kin Communications Inc, a full-service investor relations agency with over 14 years of experience across multiple industries. Our goal is to foster long-term relationships with investors, thought leaders and the media. Our investor relations services include strategy, messaging, investor outreach, digital marketing, content creation, and more. For more information visit www.kinvestor.net

Twitter: @kincomm

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About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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